UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MULTI-FINELINE ELECTRONIX, INC.

(Exact name of the registrant as specified in its charter)

Delaware	000-50812	95-3947402
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8659 Research Drive Irvine, CA	92618
(Address of principal executive offices)	(Zip code)

Thomas Lee, Executive Vice President of Global Operations, (949) 453-6800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Multi-Fineline Electronix, Inc. (“MFLEX”) has filed a Conflict Minerals Report which is provided as Exhibit 1.02 hereto and is also publicly available on our website at:

http://www.mflex.com/Content/PDF/2014_Conflict_Minerals_Report.pdf

Through our Reasonable Country of Origin Inquiry described in our Conflict Minerals Report, some suppliers disclosed to us that scrap/recycled sources of 3TG were identified in their supply chains and did not require due diligence.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MULTI –FINELINE ELECTRONIX, INC. (Registrant)

By	/s/ Thomas Lee
Thomas Lee, Executive Vice President of Global Operations

May 30, 2014